FIRST AMENDMENT

to the

MOOG INC. RETIREMENT SAVINGS PLAN

(Restatement Effective October 1, 2016)

WHEREAS, pursuant to Section 10.1 of the Moog Inc. Retirement Savings Plan (the "Plan"), Moog Inc. (the "Corporation") reserved the right to amend the Plan;

WHEREAS, the Corporation, for purposes of determining the Retirement Contribution to which a Participant is entitled, wishes to include sales commissions in the Plan's definition of Covered Pay; and

WHEREAS, the Corporation wishes to update the Plan's definition of Company to reflect recent corporate consolidations.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Section 1.3(l) is hereby amended to read as follows:

> (l) <u>**Company**</u> means Moog Inc. and any Organization Under Common Control that has adopted the Plan in accordance with Section 13.12. As of July 31, 2006, the term Company includes Curlin Medical, Inc. ("Curlin Medical"). As of April 1, 2008, the term Company includes Zevex, Inc.

2. Effective for Plan Years beginning on or after October 1, 2017, the first paragraph of Section 3.18(d), "Covered Pay," is hereby amended to read as follows:

> For purposes of the Retirement Contribution, "Covered Pay" means the amount of pay an Employee receives for the pay period at the Employee's basic annual rate of pay, together with any additional compensation received as sales commissions, overtime or shift differential, but excluding any other compensation; provided, however, that profit sharing bonuses (and, to the extent necessary, similar compensation) for Participants who are not Highly Compensated Employees will be included in Compensation to the extent necessary to satisfy the discrimination requirements of Code Section 414(s) and regulations thereunder.

To the extent that any provisions of this Amendment are inconsistent with Plan provisions, this Amendment will supersede the Plan. In all other respects, the Plan remains unchanged.

MOOG INC.

Dated: 8/8/17 By: ______________________